September 25, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST 2008

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Madison Minerals Inc. – Stock Option Plan.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: September 25, 2008

By:

“Chet Idziszek”

Chet Idziszek

Its:        President

(Title)

MADISON MINERALS INC.

STOCK OPTION

PLAN

April 9, 2008

STOCK OPTION PLAN

1.

GENERAL PROVISIONS

1.1

Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Associate” has the meaning ascribed to that term under Section 1 of the Securities Act (British Columbia);

(b)

 “Board” means the Board of Directors of the Company;

(c)

“Common Shares” means the Common Shares without par value of the Company as currently constituted;

(d)

“Company” means MADISON MINERALS INC.;

(e)

“Consultant” means an individual (including an individual whose services are contracted through personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services;

(f)

“Discounted Market Price” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(g)

“Disinterested Shareholder Approval” means approval by a majority of votes cast at a general meeting of the shareholders of the Company excluding votes attached to shares beneficially owned by the Insiders of the Company and their respective Associates and Participants;

(h)

“Eligible Person” means, subject to all applicable laws, any director, officer, bona fide employee, management company employee or Consultant of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(i)

“Insider” means an insider as defined under Section 1(1) of the Securities Act (British Columbia),  other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company, and an associate as defined under Section 1(1) of the Securities Act (British Columbia) of any person who is an insider by virtue of (i) above;

(j)

“Investor Relations Activities” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(k)

“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(l)

“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Option in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(m)

“Participant” means Eligible Persons to whom Options have been granted;

(n)

“Plan” means this Stock Option and Share Compensation Plan of the Company;

(o)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise; and

(p)

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

Words importing the singular only shall include the plural and vice versa and words importing the masculine shall include the feminine.  Headings are for the convenience only and shall not affect the interpretation hereof.

1.2

Purpose

The purpose of the Plan is to advance the interests of the Company by:

(a)

providing Eligible Persons with additional incentive;

(b)

encouraging stock ownership by such Eligible Persons;

(c)

increasing the propriety interest of Eligible Persons in the success of the Company;

(d)

encouraging each Eligible Person to remain with the Company or its Controlled, Associated, Affiliated or Subsidiary Companies, and

attracting new employees and officers.

1.3

Administration

This Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references to the Board will be deemed to be references to such committee.  Subject to the limitations of the Plan, the Board shall have the authority:

(a)

to grant options to purchase Common Shares to Eligible Persons;

(b)

to determine the terms, limitations, restrictions and conditions respecting such grants;

(c)

to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(d)

to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with Section 1.8 hereof, as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

1.4

Shares Reserved

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall not exceed ten percent (10%) of the Outstanding Issue (which figure includes Common Shares presently subject to the terms of existing stock options), or such greater number as may be approved from time to time by the shareholders of the Company.  The maximum number of Common Shares which may be reserved for issuance under Options and the maximum numbers of Options which may be granted in any twelve month period to any one person at any one time under the Plan shall be five percent (5%) of the Outstanding Issue, except in the case of Eligible Persons involved in Investor Relations Activities in which case the maximum number shall be two percent (2%) of the Outstanding Issue for all of such persons and except in the case of Consultants in which case the maximum number shall be two percent (2%) of the Outstanding Issue to any one Consultant, less the aggregate number of Common Shares reserved for issuance to any such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.  Any Common Shares subject to an existing stock option or an Option which for any reason is cancelled or terminated without being exercised, shall again be available for grant under the Plan.  The grant of any stock options to Insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares shall be subject to Disinterested Shareholder Approval being obtained prior to the exercise of any such Options.

1.5

Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.  With the consent of the affected participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges.  It shall be a condition that shareholder approval to the grant of Options and Disinterested Shareholder Approval to any amendment of existing Options shall be obtained prior to the exercise of Options granted to Insiders.

1.6

Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Company s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Company shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.  Common Shares issued and sold to Participants pursuant to the to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

1.7

Effective Date

The Plan shall be effective upon the approval of the Plan by:

(a)

the TSX Venture Exchange and any other exchange upon which the Common Shares of the Company may be posted and listed for trading; and

(b)

the shareholders of the Company, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Company entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan.

1.8

Board Discretion

The awarding of options to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.  Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

1.9

Rights of Participants

Nothing contained in the Plan nor in any Option granted hereunder:

(a)

shall be deemed to give any Participant any interest or title in or to any Common Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than set forth in the Plan and pursuant to the exercise of an Option; or

(b)

gives any Participant or any employee of the Company or any of its Associated, Affiliated, Subsidiary or Controlled Companies the right or obligation to or to continue to serve as a director, officer or employee, as the case may be, of the Company or any of its Associated, Affiliated, Subsidiary or Controlled Companies.

1.10

Capital Alterations

If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(a)

the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(b)

the number and kind of shares subject to unexercised Options theretofore granted and the option price of such shares;

provided, however, that no substitution or adjustment shall obligate the Company to issue or sell fractional shares.  No fractional Common Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.  If the Company is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provision for the protection of the rights of the Participants as the Board in its discretion deems appropriate.

1.11

Governing Law and Interpretation

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable herein.

2.

OPTIONS

2.1

Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2

Exercise Price

The Board shall establish the exercise price at the time each Option is granted, which shall in all cases not be less than the less than the Discounted Market Price of the Common Shares on the day preceding the date of the grant of the Option.  The exercise price shall be subject to adjustment in accordance with the provisions of Section 1.10 above.

2.3

Exercise of Options

Options granted must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board, except in the case of Options granted to consultants which must be exercised no later than five years after the date of grant.  The Board may determine when any Option will become exercisable and may determine that the Option shall be exercisable in installments.  Options shall not be transferable by the Participant otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant s legal representative.  Subject to this Section 2.3 and except as otherwise determined by the Board, if a Participant:

(a)

ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 30 days after the Termination Date.  If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

(b)

dies, the legal representative of the Participant may exercise the Participant’s Options within one year after the date of the Participant s death, but only to the extent the Options were by their terms exercisable on the date of death.

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.  All Options shall be non-assignable and non-transferable.

2.4

Options Held By Eligible Persons Undertaking Investor Relations Activities

Options granted to Eligible Persons involved in Investor Relations Activities shall be subject to the vesting requirements of the TSX Venture Exchange, namely that such Options shall vest over twelve months with no more than twenty five percent (25%) of such Options vesting in any three month period.

2.5

Option Agreements

Each Option shall be confirmed by an option agreement executed by the Company and by the Participant.